SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                 DUKE REALTY LIMITED PARTNERSHIP
                        (Name of Issuer)

                    LIMITED PARTNERSHIP UNITS
                 (Title of Class of Securities)

                               N/A
                         (CUSIP Number)

                         BIRCH M. MULLINS
                   635 MARYVILLE CENTRE DRIVE
                    ST. LOUIS, MISSOURI 63141
                         (314) 434-3700
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         October 2, 1997
                  (Date of Event Which Requires
                    Filing of this Statement)





                        Page 1 of 5 pages

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CUSIP NO.:  N/A
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(1)  Names of reporting persons ....................Birch M. Mullins
     S.S. or I.R.S. Identification  Nos. of
     above persons .................................###-##-####
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(2)  Check the appropriate box if a member of a group  (a)  x
     (see instructions)                              ------------
                                                       (b)
                                                     ------------
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(3)  SEC use only ..................................
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(4)  Source of Funds (see instructions) ............        OO
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(5)  Check if disclosure of legal proceedings is
     required pursuant to Items 2(d) or 2(e)........
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(6)  Citizenship or place of organization ..........United States
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Number of shares beneficially owned by each reporting
person with:
     (7)  Sole voting power .......................       83,182
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     (8)  Shared voting power .....................    1,711,415
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     (9)  Sole dispositive power ..................       83,182
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     (10) Shared dispositive power ................    1,711,415
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     (11) Aggregate amount beneficially owned by each
     reporting person ..............................   1,794,597
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(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions) .............
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(13) Percent of class represented by amount in Row (11)    20.49%
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(14) Type of reporting person (see instructions) ..           IN
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                        Page 2 of 5 pages

ITEM 1(a) SECURITY AND ISSUER

Name of issuer:          Duke Realty Limited Partnership

Address of issuer's principal
executive offices:  8888 Keystone Crossing, Suite 1200
                    Indianapolis, Indiana  46240

Title of class of securities: Limited Partnership Units

ITEM 2    IDENTITY AND BACKGROUND

 (a) Name of person filing:   Birch M. Mullins

 (b) Residence or business address:  635 Maryville Centre Drive, Suite 200
                                     St. Louis, Missouri 63141

 (c) Present principal occupation and name, principal business and address where employment is conducted: Duke Realty Investments, Inc.
                              Vice President
                              635 Maryville Centre Drive, Suite 200
                              St. Louis, Missouri 63141

 (d) During the last five years the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) During the last five years the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person filing this statement was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f)  Citizenship:   United States

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The limited partnership units were acquired as a result of the contribution of assets to the Issuer. The consideration provided was the reporting person's beneficial ownership interest in such assets.

ITEM 4    PURPOSE OF TRANSACTION.
On October 2, 1997, the reporting person and entities beneficially owned by the reporting person contributed certain assets, subject to certain liabilities, to the Issuer in return for the issuance of limited partnership units of the Issuer. 1,794,597 limited partnership units were received in return for the contribution. The reporting person has no plans or proposals of the types described in the instructions to Item 4 of Schedule 13D.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

(a)  Amount beneficially owned:    1,794,597

     Percent of class:             20.49%


                        Page 3 of 5 pages

(b)  Number of shares as to which such person has:

       (i)     Sole power to vote or direct the vote:        83,182
      (ii)     Shared power to vote or direct the vote:   1,711,415*
     (iii)     Sole power to dispose or to direct the
               disposition of:                               83,182
      (iv)     Shared power to dispose or to direct the
               disposition of:                            1,711,415*
                                                         ----------

*Consists of securities owned by Lindbergh-Warson Properties, Inc. (303,048 units) and Maryville Land Partnership (1,408,367 units). The reporting person owns a 34.094% interest in Lindbergh-Warson Properties, Inc. and a 40.252% interest in Maryville Land Partnership.

(c) On October 2, 1997, the reporting person acquired an indirect beneficial interest in 1,794,597 limited partnership units as a result of the contribution of assets to the Issuer.

(d) The two remaining owners of Lindbergh-Warson Properties, Inc. and Maryville Land Partnership, Edward T. Baur and James D. Eckhoff, also have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Lindbergh-Warson Properties, Inc., which is 34.094% beneficially owned by the reporting person, is a 51% member in 625 Building L.L.C. The Issuer owns the remaining 49% interest in this LLC. Upon the occurrence of certain events, the Issuer has the option to purchase Lindbergh-Warson Properties, Inc.'s, membership interest in this LLC at a price based on the fair market value of such interest. Lindbergh-Warson Properties, Inc. has the right, upon the occurrence of certain events, to sell its 51% interest in this LLC to the Issuer at a price based on the fair market value of such interest. The reporting person became an officer of Duke Realty Investments, Inc., the general partner of the Issuer, as of the date of the contribution of the reporting person's assets to the Issuer. The reporting person has the right to receive additional units of limited partnership of the Issuer based on the operating performance of certain real property contributed to the Issuer. Other than as noted herein, none of these relationships involve any contracts, arrangements or understandings with respect to the acquisition, ownership, voting or disposition of the securities of the Issuer.

ITEM 7    MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 10, 1997         /s/    Birch M. Mullins
                                   -----------------------------
                                       Birch M. Mullins



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